Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 1, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On August 1, 2005, China Life Insurance Company Limited issued a notice, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Notice, dated July 29, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited (Registrant)

	By:	/s/ Miao Fuchun (Signature)
August 1, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

VOTING RESULTS AT FIRST EXTRAORDINARY GENERAL MEETING 2005,

AND CHANGE OF CHAIRMAN AND DIRECTORS

The Board announces that:

(1) the Shareholders have, at the EGM held on July 29, 2005, passed the resolution relating to appointment of Mr. Yang Chao as an additional director of the Company;

(2) Mr. Wang Xianzhang has resigned from his positions as director of the Company and Chairman of the Board, and Mr. Yang Chao has been appointed as Chairman of the Board; and

(3) Mr. Fan Yingjun has resigned from his position as independent non-executive director of the Company.

VOTING RESULTS AT THE FIRST EXTRAORDINARY GENERAL MEETING 2005 (THE “EGM”)

The EGM of China Life Insurance Company Limited (the “Company”, together with its subsidiaries, the “Group”) was held at its conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Friday, July 29, 2005 at 10:00 a.m..

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Mr. Wang Xianzhang (“Mr. Wang”), chairman of the board of directors of the Company (the “Board”).

At the EGM, the chairman of the meeting demanded to put the ordinary resolution set out in the Notice of the EGM dated June 2, 2005 to the vote by way of poll.

The poll result in respect of the ordinary resolution proposed at the EGM is as follows:

Ordinary Resolution	No. of Votes (%)		Total Number of votes
	For	Against
To appoint Mr. Yang Chao as an additional director of the Company	20,036,361,914 99.6086%	78,733,480 0.3914%	20,115,095,394
The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

Computershare Hong Kong Investor Services Limited, the Company’s H share registrars, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as the scrutineers in respect of the voting at the EGM and performed calculations to obtain the above poll voting result based on the completed and signed poll voting forms collected by the Company.

CHANGE OF CHAIRMAN AND DIRECTORS

The Board announces that:

(i) Change of chairman

Mr. Wang, due to his age, has requested the Board to resign from his position as chairman of the Board and director of the Company on July 29, 2005. Mr. Wang’s request has been approved and became effective upon the conclusion of the seventeenth meeting of the first session of the Board held on July 29, 2005 at 11:00 a.m. Mr. Wang has confirmed that he has no disagreement with the Board and is not aware of any matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company (the “Shareholders”).

At the same Board meeting, Mr. Yang Chao (“Mr. Yang”) has been appointed chairman of the Board. Mr. Yang’s appointment became effective on July 29, 2005. The biography of Mr. Yang is set out below.

(ii) Resignation of independent non-executive director

Mr. Fan Yingjun (“Mr. Fan”), due to his other commitments, has requested the Board to resign from his position as independent non-executive director of the Company on July 29, 2005. Mr. Fan’s request has been approved and became effective upon the conclusion of the seventeenth meeting of the first session of the Board held on July 29, 2005 at 11:00 a.m. Mr. Fan has confirmed that he has no disagreement with the Board and is not aware of any matters in respect of his resignation that need to be brought to the attention of the Shareholders.

The Board expresses its sincerest gratitude to both Mr. Wang and Mr. Fan for their contribution to the Company made during their periods of service, and sends its warmest welcome to Mr. Yang for his appointment as Chairman of the Board and director of the Company.

BIOGRAPHY OF THE NEWLY APPOINTED CHAIRMAN OF THE BOARD

Mr. Yang Chao, aged 55, has been the president of the Company since June 1, 2005 and the president of China Life Insurance (Group) Company since May 2005. With nearly 30 years of experience in the insurance and banking industries, Mr. Yang is a senior economist. Between March 2000 and May 2005, Mr. Yang was the chairman and the president of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between March 1996 and February 2000, Mr. Yang was the chairman and the president of CIC Holdings (Europe) Limited. Between 1976 and 1996, Mr. Yang had been a director and the general manager of the operations department of The People’s Insurance Company of China, the general manager of The People’s Insurance Company of China, Shanghai Pudong branch, the deputy general manager and the assistant general manager of The People’s Insurance Company of China, Shanghai branch and a staff member of Bank of China, Shanghai branch. Between March 2000 and June 15, 2005, Mr. Yang was the chairman of the board of directors of China Insurance International Holdings

Commission File Number 001-31914

Company Limited. Currently, Mr. Yang is also a director of Pacific Century Insurance Holdings Limited and CITIC International Financial Holdings Limited. Graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, Mr. Yang majored in English language and business administration and has obtained a Master degree in Business Administration.

Save as aforesaid, Mr. Yang does not hold any other positions with the Company or other members of the Group, and is not connected with any directors, supervisors, senior management, substantial or controlling Shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

There is no service contract entered into between Mr. Yang and the Company at present. Mr. Yang will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Yang will be entitled to an annual director’s fee to be determined by the Board with reference to his responsibilities and duties.

Save as aforesaid, there are no other matters that need to be brought to the attention of the Shareholders.

As at the date of this announcement, the Board comprises of:

Executive directors: Yang Chao, Miao Fuchun
Non-executive directors: Wu Yan, Shi Guoqing
Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

By order of the Board of Directors

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Hong Kong, July 29, 2005